
#OPENTOWORK

Happiness Nwokwa (She/Her) · 3rd

Business Development Manager

São Paulo, Brazil · Contact info

74 connections

Opera

Imo state University

Experience

Business Development Manager
Opera
Aug 2019 – Present · 2 yrs 6 mos

Business Development Manager
Spytech Security and Guards Ltd
Aug 2016 – Present · 5 yrs 6 mos

Education

Imo state University
Bachelor's degree, Microbiology, General, Second Class Upper
2010 – 2015